UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)

                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                  846396109000
              ----------------------------------------------------
                                 (CUSIP Number)

                             Lawrence J. Goldstein,
                           Santa Monica Partners L.P.
                               1865 Palmer Avenue,
                           Larchmont, New York, 10538
                                 (914) 833-0875
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     3/25/98
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846396109000
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Santa Monica Partners, L.P.

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2     Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |_|
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3     SEC Use Only

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4     Source of Funds

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      New York
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                  7     Sole Voting Power
  Number of
   Shares               147,510
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        147,510
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      147,510
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.2%
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14    Type of Reporting Person

      PN
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      Common Stock, no par value, of Span-America Medical Systems, Inc., which has its principal executive offices at 70 Commerce Center, Greenville, South Carolina 29615.

Item 2. Identity and Background.

      Santa Monica Partners, L.P. ("Santa Monica"). Santa Monica is organized under the laws of New York, its principal business is investments, and the address of its principal place of business and principal office is 1865 Palmer Avenue, Larchmont, New York 10538.

      Santa Monica has not during the last five years been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      The following information is provided as to the sole General Partner of Santa Monica:

      (a) Lawrence J. Goldstein

      (b) 1865 Palmer Avenue, Larchmont, N.Y. 10538

      (c) General Partner, Santa Monica Partners, Inc., 1865 Palmer Avenue, Larchmont, N.Y. 10538


                                                               Page 3 of 6 Pages

      (d) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

      (f) U.S. Citizenship

Item 3. Source and Amount of Funds or Other Consideration.

      Between January 30, 1998 and April 1, 1998, Santa Monica acquired 147,510 shares for an aggregate purchase price of $1,083,532.50. The source of all funds for such purchases was working capital of Santa Monica.

Item 4. Purpose of Transaction.

      The purpose of Santa Monica's acquisition is to hold the shares for investment purposes.

      Santa Monica may from time to time purchase additional shares.

Item 5. Interest in Securities of the Issuer.

      (a) 147,510 shares, constituting 5.1% of the outstanding common stock of the issuer.


                                                               Page 4 of 6 Pages

      (b) Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.

      (c) Between January 30 and April 11, 1998 Santa Monica made the following purchases in the open market

Date of Transaction

        (1998)                  Number of Shares           Price per Share
----------------------------    ----------------           ---------------
January 30, 1998                    75,000                      $7.185
February 4, 1998                     7,500                      $7.560
February 24, 1998                    6,000                      $7.063
March 2, 1998                        5,000                      $7.123
March 3, 1998                        5,800                      $7.248
March 24, 1998                      38,610                      $7.700
March 25, 1998                       6,190                      $7.3125
April 1, 1998                        3,500                      $7.4375

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Santa Monica nor Mr. Goldstein has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, loans division of profits or loss or the giving or withholding of proxies.


                                                               Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits.

      None.

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 1998


                                          /s/ Lawrence J. Goldstein
                                          ----------------------------------
                                          Lawrence J. Goldstein
                                          General Partner
                                          SANTA MONICA PARTNERS, L.P.


                                                               Page 6 of 6 Pages